February 20, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lincoln National Corporation

Registration Statement on Form S-4

Filed on February 20, 2026

File No. 333-293625

Dear Sir/Madam:

This letter is being sent to you in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) filed by Lincoln National Corporation (the “Company”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s offer to exchange (the “Exchange Offer”) up to $500,000,000 aggregate principal amount of its outstanding privately placed 2.330% Senior Notes due 2030 (the “Outstanding Notes”), that are validly tendered and not validly withdrawn, for an equal principal amount of the Company’s newly issued 2.330% Senior Notes due 2030 that have been registered under the Securities Act (the “Exchange Notes”). The Company hereby confirms to the staff (the “Staff”) of the SEC’s Division of Corporate Finance that the Company is registering the Exchange Offer in reliance on the Staff’s position expressed in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”), Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”) and similar letters.

The Company represents to the Staff that it has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the Exchange Offer will acquire the Exchange Notes in its ordinary course of business and will have no arrangement or understanding with any person to participate in a distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Company is making each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus, that any person using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer (1) cannot rely on the Staff’s position expressed in the Exxon Capital Letter, Morgan Stanley Letter, Shearman & Sterling Letter or similar letters and (2) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

In addition, the Company is making each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus, that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offer so long as the broker-dealer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes.

In addition, the Company is making each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus, that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act, which prospectus delivery requirement may be satisfied with the Exchange Offer prospectus because it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer) in connection with any resale of such Exchange Notes.

Further, the Company is making each person (including any broker-dealer) participating in the Exchange Offer aware, through the Exchange Offer prospectus, that by accepting the Exchange Offer, such person represents to the Company that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes, and that if such person is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such person acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer.

The Company is not permitting any person who is an affiliate of the Company to participate in the Exchange Offer.

The Company will commence the Exchange Offer for the Outstanding Notes after the Registration Statement is declared effective by the Staff. The Exchange Offer will be conducted by the Company in compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

If you have any questions or desire further information in respect of the Registration Statement, please do not hesitate to contact Nicholas G. Demmo of Wachtell, Lipton, Rosen & Katz, special counsel to the Company, at (212) 403-1381 or NGDemmo@wlrk.com.

[Signature page follows]

LINCOLN NATIONAL CORPORATION

By:	/s/ Christopher Neczypor
Name:	Christopher Neczypor
Title:	Executive Vice President and Chief Financial Officer

cc:	Nicholas G. Demmo

Wachtell, Lipton, Rosen & Katz